Filed Pursuant to Rule 424(b)(3)

Registration No. 333-293093

PROSPECTUS SUPPLEMENT NO. 1

(To the Prospectus dated June 1, 2026)

SUNPOWER INC.

Up to 22,381,878 Shares of Common Stock

This prospectus supplement supplements the prospectus dated June 1, 2026 (as amended or supplemented, the “prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-293093). This prospectus supplement is being filed to update and supplement the information in the prospectus with the information contained in Item 1.01, Item 3.01 and Exhibit 10.1 of Item 9.01 (the “Supplemental Information”) of our Current Report on Form 8-K filed with the Securities and Exchange Commission on July 1, 2026 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement with respect to the Supplemental Information, and the information contained in Item 7.01 of the Current Report is expressly excluded from this prospectus supplement and are not filed for any purposes under the prospectus or this prospectus supplement.

The prospectus and this prospectus supplement relate to the registration of the resale or other disposition of up to 22,381,878 shares of our common stock by YA II PN, LTD (“Yorkville”). Yorkville is also referred to in the prospectus and this prospectus supplement as the Selling Securityholder. The shares of our common stock to which the prospectus and this prospectus supplement relate have been or may be issued by us to Yorkville pursuant to a standby equity purchase agreement, dated as of January 27, 2026, by and between us and Yorkville (the “SEPA”). Such shares of common stock include (i) up to 22,206,878 shares of common stock that may be issued to Yorkville pursuant to a convertible promissory note issued by us to Yorkville pursuant to the SEPA (the “Conversion Shares”) and (ii) 175,000 shares of common stock we issued to Yorkville as consideration for its commitment to purchase shares of our common stock pursuant to the SEPA (the “Commitment Shares” and, collectively with the Conversion Shares, the “Offered Securities”).

We are not selling any securities under the prospectus and this prospectus supplement and will not receive any of the proceeds from the sale of our common stock by the Selling Securityholder. Prior to the date of the prospectus and this prospectus supplement, we received (i) proceeds of $1,710,000 in connection with our sale and issuance to Yorkville on January 27, 2026 of a convertible promissory note in the aggregate principal amount of $1,900,000 as a pre-paid advance under the SEPA and (ii) proceeds of $9,000,000 from the issuance and sale by us to Yorkville of the YA Debenture; and we may receive proceeds from sales of common stock that we may elect to make to Yorkville pursuant to the SEPA, if any, from time to time after the date of the prospectus and this prospectus supplement. The net proceeds from sales, if any, under the SEPA, will depend on the frequency and prices at which we sell shares of common stock to Yorkville after the date of the prospectus and this prospectus supplement. See “PROSPECTUS SUMMARY - The Standby Equity Purchase Agreement” on page 4 of the prospectus for a description of the SEPA and “SELLING SECURITYHOLDER” on page 99 of the prospectus for additional information regarding the Selling Securityholder.

The Selling Securityholder may sell or otherwise dispose of the common stock described in the prospectus and this prospectus supplement in a number of different ways and at varying prices. Yorkville is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”), only with respect to advances under the SEPA (“Advances”) and any profits on the sales of shares of our common stock by Yorkville acquired under the SEPA and any discounts, commissions, or concessions received by Yorkville are deemed to be underwriting discounts and commissions under the Securities Act. If any underwriters, dealers, or agents are involved in the sale of any of the securities, their names and any applicable purchase price, fee, commission, or discount arrangement between or among them will be set forth, or will be calculable from the information set forth, in any applicable prospectus supplement. Yorkville is not an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act with respect to the shares of our common stock issuable upon conversion by Yorkville of the convertible promissory notes issued to Yorkville pursuant to the SEPA. We will pay the expenses incurred in registering under the Securities Act the offer and sale of the shares of the common stock to which the prospectus and this prospectus supplement relate by the Selling Securityholder, including our legal and accounting fees. See “Plan of Distribution” on page 114 of the prospectus for more information. No securities may be sold without delivery of the prospectus and this prospectus supplement and any applicable prospectus supplement describing the method and terms of the offering of such securities. You should carefully read the prospectus and any applicable prospectus supplement before you invest in our securities.

We engaged Northland Capital Markets (“Northland”) as our placement agent in connection with the SEPA. We have agreed to pay Northland a cash fee of 5.0% based upon the aggregate gross proceeds received from the sales of convertible promissory notes and common stock that we elect to make to Yorkville pursuant to the SEPA. See “Plan of Distribution” on page 114 of the prospectus for additional information regarding this arrangement.

Shares of our common stock are listed on the Nasdaq Global Market (“Nasdaq”) under the symbol “SPWR”. On June 30, 2026, the closing price of our common stock was $0.6873.

This prospectus supplement should be read in conjunction with the prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. The prospectus and this prospectus supplement comply with the requirements that apply to an issuer that is an emerging growth company.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 11 of the prospectus, and under similar headings in any amendments or supplements to the prospectus or this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of the prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated July 1, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 29, 2026

SunPower Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40117	93-2279786
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1403 N. Research Way, Orem, UT	84097
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (877) 299-4943

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	SPWR	The Nasdaq Global Market

Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	SPWRW	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 1.01 Entry into a Material Definitive Agreement.

On June 29, 2026 and June 30, 2026, SunPower Inc. (the “Company”) entered into separately- and privately- negotiated agreements (the “Exchange Agreements”) with certain holders of its 12.0% Convertible Senior Notes due 2029 (the “12.0% Notes”), 10.0% Convertible Senior Secured Notes due 2029 (the “10.0% Notes”) and 7.0% Convertible Senior Notes due 2029 (the “7.0% Notes” and together with the 12.0% Notes and the 10.0% Notes, collectively, the “Notes”).

Pursuant to the Exchange Agreements, the applicable holders of Notes agreed to exchange (the “Exchange”) approximately $10.7 million of cash interest otherwise payable on July 1, 2026, October 1, 2026 and January 1, 2027 (the “Exchanged Interest Amounts”) for 19,300,991 shares (the “Exchange Shares”) of the Company’s common stock, $0.0001 par value per share (the “Common Stock”). The transactions under the Exchange Agreements closed on, and the Exchange Shares were issued on, July 1, 2026. As a result of the Exchange, the Exchanged Interest Amounts will not be payable in cash by the Company on the applicable payment dates under the Notes. The Exchange Agreements include registration rights, representations and warranties and other covenants that are customary for such exchange transactions.

The foregoing summary of the Exchange Agreements is qualified in its entirety by reference to the copy of the form of Exchange Agreement attached as Exhibit 10.1 to this Current Report on Form 8-K, and such Exhibit 10.1 is incorporated herein by reference.

Item 3.02 Unregistered Sales of Equity Securities.

The information set forth under Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

The Company issued the Exchange Shares in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). The Exchange Shares have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from the registration requirements and certificates evidencing such shares contain a legend stating the same.

Item 7.01. Regulation FD Disclosure.

On July 1, 2026, the Company issued a press release announcing the Exchange. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The information contained in this Item 7.01 and in the accompanying Exhibit 99.1 shall not be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing, unless expressly incorporated by specific reference to such filing. The information in this Item 7.01 and the accompanying Exhibit 99.1 shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section or Sections 11 and 12(a)(2) of the Securities Act.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
10.1	Form of Equity for Interest Exchange Agreement+*
99.1	Press Release, dated July 1, 2026
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

+	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S-K. The registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

*	Portions of this exhibit are redacted in accordance with Item 601(b)(10)(iv) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SunPower Inc.

Dated: July 1, 2026	By:	/s/ Thurman J. Rodgers
Thurman J. Rodgers
Chief Executive Officer

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